FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549



                       Report of Foreign Private Issuer


                     Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                        For the Month of December, 2002
                       Commission File Number: 33-99284

                                STENA AB (PUBL)
              (Translation of registrant's name into English)

                         SE-405 19 GOTHENBURG, SWEDEN
                   (Address of principal executive offices)




Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

        Form 20-F............X             Form 40-F............

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ........................

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ........................

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934:

        Yes.....................           No...................X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

                  ...........................

                                  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                Stena AB (Publ)


Date:    December 17, 2002          By:      /s/ Svante Carlsson
                                             ---------------------------
                                    Name:    Svante Carlsson
                                    Title:   Chief Financial Officer and
                                             Executive Vice President

                           Forward-looking statements

         This Form 6-K includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the Private Securities Litigation Reform Act of 1995. Some of these statements can be identified by terms and phrases such as "anticipate," "should," "likely," "foresee," "believe," "estimate," "expect," "intend," "continue," "could," "may," "project," "plan," "predict," "will" and similar expressions and include references to assumptions that we believe are reasonable and relate to our future prospects, developments and business strategies. Such statements reflect our current views and assumptions with respect to future events and are subject to risks and uncertainties.

         Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. Factors that could cause our actual results to differ materially from those expressed or implied in such forward-looking statements, include, but are not limited to:

-        changes in general economic and business conditions;
-        changes in currency exchange rates and interest rates;
-        introduction of competing products by other companies;
- lack of acceptance of new products or services by our targeted customers;
-        inability to meet efficiency and cost reduction objectives;
-        changes in our business strategy; and
- other risk factors listed in our reports furnished to the Securities and Exchange Commission from time to time.

         We do not intend, and undertake no obligation, to revise the forward-looking statements included in this Form 6-K to reflect any future events or circumstances. Our actual results, performance or achievements could differ materially from the results expressed or implied by these forward-looking statements.


Redemption of Stena Tay Limited 7.30% Senior Secured Guaranteed Notes

On December 12, 2002, Stena Tay Limited prepaid in full its 7.30% Senior Secured Guaranteed Notes due 2004 for an aggregate redemption price of $89,070,522.77, including a make-whole premium of $3,863,326.86.

Redemption of Stena AB 10 1/2% Senior Notes due 2005

On December 16, 2002, we notified holders of our $175,000,000 aggregate principal amount of 10 1/2% Senior Notes due 2005 (the "Securities") that we intend to redeem all outstanding Securities on January 15, 2003 at a redemption price of 102.6250% plus accrued interest to but excluding the redemption date.